UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF April 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Involuntary Chapter 11 Bankruptcy Petitions of Xinyuan Real Estate Co., Ltd.

On April 14, 2025, an involuntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code was filed against Xinyuan Real Estate Co., Ltd. (the “Company”) in the United States Bankruptcy Court for the Southern District of New York.

As of April 21, 2025, the Company has reached settlement agreement with all of the petitioning creditors (the “Parties”) in connection with the involuntary petition filed on April 14, under which the Parties have agreed to jointly request the court to suspend further proceedings for at least 14 days, and upon meeting the conditions in the settlement agreement, the petitioning creditors will promptly dismiss the Chapter 11 case against the Company.

The Company expects to file its Annual Report for the Financial Year 2024 later in April. The Company is also pursuing plans to restructure its debt obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date:	April 21, 2025	By:	/s/ Yong Zhang
			Name:	Yong Zhang
			Title:	Chief Executive Officer